FULLCIRCLE REGISTRY, INC.

161 ALPINE DRIVE

SHELBYVILLE, KENTUCKY 40065

PHONE:  (502) 410-4500  FAX (502) 633-6163

November 11, 2009

Mr. Brian Pitko

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

RE:

FullCircle Registry, Inc. (the “Company”)

File No. 333-152062

Dear Mr. Pitko:

I am writing to you to follow up on your conversation with our Company’s attorney, Matthew D. Watkins.

The Company is aware of its obligation to respond to the Commission’s comments to the most recently filed Amended Form S-1 registration statement.  We are in the process of revising the registration statement and preparing our responses.  Specifically, the Company’s auditors are reviewing the Registration Statement and our response letter.  Once we have received final approval from our auditors, we will file the Amended Registration Statement and provide a written response to the Commission.  We expect that our submission will occur no later than November 18, 2009.

Please feel free to contact us or our attorney, if you have any questions with regard to the responses contained herein.

Sincerely,

s/ Norman L. Frohreich

Norman L. Frohreich, President